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ANNUAL 2004 REPORT

Dear Fellow Shareholder:

It is with a great deal of pleasure that we present our Annual Report to Shareholders, which reflects another year of solid earnings and growth for ASB Financial Corp.

Net earnings for the fiscal year ended June 30, 2004, totaled $2.0 million, or diluted earnings per share of $1.18, a decrease of $51,000, or 2.5% from the $2.1 million, or $1.30 per diluted share in net earnings recorded for the fiscal year ended June 30, 2003. Earnings per share decreased by 9.2% due to the decrease in net earnings and an increase in the number of equivalent shares outstanding. In addition to a sound earnings performance, we are pleased to report that, for the fifth consecutive year, the Company has increased its quarterly dividend by $.01 per share to $.15, reflecting a 7.1% increase in the annual dividends paid to shareholders.

Total assets grew to $166.4 million at June 30, 2004, an increase of $13.6 million, or 8.9%, over June 30, 2003. The loan portfolio grew during fiscal 2004 by $14.1 million or 13.0% and deposit growth totaled $6.0 million, or 5.2%, during the year. A substantial amount of our growth has come from the Pike County market, where we continue to see substantial and continuing growth in residential and commercial lending.

Your Corporation will continue to focus on the strategic objectives of continuing asset growth, maintaining a community focus, and providing personalized service for our valued customers. Upcoming projects such as Internet Banking and Check Imaging will provide more personalized service and the potential for growth in the future.

The Board and management of your Corporation are pleased with the rise in the price of our stock from $16.94 on June 30, 2003, to $22.94 on June 30th of this year, reflecting an increase of $5.95 or 35.1%. This increase is a reflection of our strong earnings performance, low efficiency ratio and aggressive dividend strategy. These factors have served us well, as ASB Financial's stock price has outperformed most of our peers during the past fiscal year.

The Board of Directors and management team remain committed to the communities we serve and to achieving growth and increasing returns to our shareholders in the years ahead.

Very truly yours,

ASB FINANCIAL CORP.

Robert M. Smith
President

BUSINESS OF ASB FINANCIAL CORP.

ASB Financial Corp. ("ASB" or the "Corporation"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of American Savings Bank, fsb ("American" or the "Savings Bank"), a federal savings bank. Other than investing excess funds, ASB's activities have been primarily limited to holding the common shares of American.

Serving the southeastern Ohio market area since 1892, American conducts business from its main office at 503 Chillicothe Street in Portsmouth, Ohio and a branch office at 118 North Market Street in Waverly, Ohio. The principal business of American is the origination of loans secured by one- to four-family residential real estate located in American's primary market area, which consists of the contiguous areas of Scioto County and Pike County, Ohio. American also originates loans secured by multifamily residences (over four units) and nonresidential real estate and purchases interests in loans originated by other lenders secured by multifamily real estate and nonresidential real estate located outside of American's primary market area. In addition to real estate lending, American invests in mortgage-backed securities, U.S. Government and agency obligations and other investments. Funds for lending and other investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and from borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati.

ASB is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). American is subject to regulation, supervision and examination by the OTS and the FDIC. American is also a member of the FHLB of Cincinnati.

ASB's office is located at 503 Chillicothe Street, Portsmouth, Ohio 45662. The telephone number is (740) 354-3177.

MARKET PRICE OF ASB'S
COMMON SHARES AND RELATED SHAREHOLDER MATTERS

There were 1,661,063 common shares of ASB outstanding on September 1, 2004, held of record by approximately 476 shareholders. Price information for ASB's common shares is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "ASBP."

The table below sets forth the high and low closing prices for the common shares of ASB, as quoted by Nasdaq, together with dividends declared per share, for each quarter of the fiscal years ended June 30, 2004 and 2003.

Quarter ended	High close	Low close	Cash dividends declared
Fiscal 2004			
September 30, 2003	$24.96	$17.27	$0.14
December 31, 2003	$27.50	$22.56	$0.14
March 31, 2004	$27.75	$23.11	$0.14
June 30, 2004	$29.24	$22.00	$0.15
Fiscal 2003			
September 30, 2002	$11.59	$10.70	$0.13
December 31, 2002	$14.90	$10.70	$0.13
March 31, 2003	$17.50	$14.25	$0.13
June 30, 2003	$17.25	$14.05	$1.14

The income of ASB on an unconsolidated basis consists of interest and dividends on investment and mortgage-backed and related securities and dividends which may periodically be paid on the common shares of American held by ASB. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding ASB at the dates and for the periods indicated.

Selected consolidated financial condition data:	2004	2003	At June 30, 2002	2001	2000
			(In thousands)		
Total amount of:					
Assets	$166,371	$152,755	$148,272	$140,987	$131,898
Cash and cash equivalents	7,385	7,610	7,704	4,649	5,069
Certificates of deposit in other financial institutions	178	173	100	-	-
Investment securities available for sale - at market	12,487	13,005	20,866	20,772	19,127
Mortgage-backed securities available for sale - at market	11,768	12,130	7,091	8,716	8,616
Loans receivable - net	129,821	114,919	109,015	103,308	94,744
Deposits	136,761	130,780	126,872	120,725	110,007
Advances from the FHLB	10,899	4,188	4,223	4,257	7,790
Shareholders' equity, restricted	17,424	16,359	15,454	14,503	12,581

Selected consolidated operating data:	2004	2003	Year ended June 30, 2002	2001	2000
		(In thousands, except per share data)			
Interest income	$8,954	$9,576	$9,543	$10,262	$9,257
Interest expense	3,051	3,888	5,050	6,379	5,427
Net interest income	5,903	5,688	4,493	3,883	3,830
Provision for losses on loans	111	249	70	1	1
Net interest income after provision for losses on loans	5,792	5,439	4,423	3,882	3,829
Other income	705	745	486	495	354
General, administrative and other expense	3,743	3,277	3,077	2,783	2,673
Earnings before income taxes and extraordinary item	2,754	2,907	1,832	1,594	1,510
Federal income taxes	744	846	548	460	426
Earnings before extraordinary item	2,010	2,061	1,284	1,134	1,084
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax	-	-	229	-	-
Net earnings	$2,010	$2,061	$1,513	$ 1,134	$1,084
Earnings per share					
Basic	$1.22	$1.32	$1.00	$.75	$.70
Diluted	$1.18	$1.30	$ .97	$.73	$.70

Selected financial ratios:	Year ended June 30, 2004	2003	2002	2001	2000
Return on average assets	1.26%	1.36%	1.06%	.83%	.86%
Average interest rate spread during year	3.68	3.50	2.84	2.46	2.74
Net interest margin	3.84	3.81	3.23	2.94	3.15
Return on average equity	12.99	12.61	11.48	8.22	8.21
Equity to total assets at end of year	10.47	10.71	10.42	10.29	9.54
Average interest-earning assets to average interest-bearing liabilities	108.11	112.16	110.90	109.93	109.25
Net interest income to general, administrative and other expense	157.71	173.57	146.02	139.53	143.28
General, administrative and other expense to average total assets	2.35	2.16	2.16	2.05	2.13
Nonperforming assets to total assets	.60	.80	.48	.44	.21
Loan loss allowance to nonperforming loans	99.90	82.77	120.93	115.37	257.30
Dividend payout ratio	46.72	115.91	49.00	60.00	201.43

GENERAL

ASB was incorporated for the purpose of owning the outstanding common shares of American. As a result, the discussion and analysis that follows focuses primarily on the financial condition and results of operations of American. The following discussion and analysis of the consolidated financial condition and results of operations of ASB and American should be read in conjunction with, and with reference to, the Consolidated Financial Statements and the Notes thereto presented in this Annual Report.

Forward-Looking Statements are Subject to Change

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to ASB or its management are intended to identify such forward looking statements. ASB's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use judgments in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following critical accounting policy is based upon judgments and assumptions by management that includes inherent risks and uncertainties.

The allowance for loan loss is an accounting estimate of probable but unconfirmed asset impairment that has occurred in the Corporation's loan portfolio as of the date of the consolidated financial statements before losses have been confirmed resulting in a subsequent charge-off or write-down. It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Local market areas and national economic developments;
- Levels of and trends in delinquencies and impaired loans;
- Levels of and trends in recoveries of prior charge-offs;
- Adverse situations that may affect specific borrowers' ability to repay;
- Effects of any changes in lending policies and procedures;
- Credit concentrations;
- Volume and terms of loans; and
- Current collateral values, where appropriate.

When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Corporation accounts for its allowance for losses on loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Both Statements require the Corporation to evaluate the collectibility of both contractual interest and principal loan payments. SFAS No. 5 requires the accrual of a loss when it is probable that a loan has been impaired and the amount of the loss can be reasonably estimated. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

A loan is defined as impaired under SFAS No. 114 when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. These homogeneous loan groups are evaluated for impairment in accordance with SFAS No. 5. With respect to the Corporation's investment in nonresidential real estate and other loans, and its evaluation of impairment thereof, management believes such loans are adequately collateralized and as a result impaired loans are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2003 TO JUNE 30, 2004

ASB's total assets amounted to $166.4 million at June 30, 2004, an increase of $13.6 million, or 8.9%, over 2003 levels. The increase in assets was comprised primarily of a $14.9 million increase in loans, partially offset by decreases of $362,000 in mortgage-backed securities, and $518,000 in investment securities. The increase in assets was funded by increased deposits of $6.0 million, increases in advances from the Federal Home Loan Bank of $6.7 million and growth of $1.1 million in shareholders' equity.

Cash and interest-bearing deposits totaled $7.4 million at June 30, 2004, a decrease of $225,000, or 3.0%, from 2003 levels. Investment securities totaled $12.5 million at June 30, 2004, a decrease of $518,000, or 4.0%, compared to the balance at June 30, 2003. Mortgage-backed securities totaled $11.8 million at June 30, 2004, a decrease of $362,000, or 3.0%, year to year. During fiscal 2004, purchases of investment and mortgage-backed securities totaling $15.8 million were offset by maturities, sales, premium amortization and principal repayments of securities totaling $16.2 million, and a decrease in the market value of investment and mortgage-backed securities totaling $449,000.

Loans receivable increased by $14.9 million, or 13.0%, to a total of $129.8 million at June 30, 2004, compared to $114.9 million at June 30, 2003. Loan disbursements of $51.9 million exceeded principal repayments of $36.8 million during fiscal 2004. The volume of loan disbursements in fiscal 2004 exceeded that of fiscal 2003 by $9.1 million, or 21.2%. Growth in loans secured by residential real estate, including construction loans, totaled $6.5 million, or 5.5%, growth in loans secured by nonresidential real estate totaled $3.1 million, or 19.5%, and the consumer loan portfolio increased by $6.2 million, or 40.1%, year to year. The increase in consumer loans was due primarily to developing the markets served.

At June 30, 2004, American's allowance for loan losses was $1.0 million, representing .73% of total loans and 99.9% of nonperforming loans. At June 30, 2003, American's allowance for loan losses was also $1.0 million, representing .85% of total loans and 82.8% of nonperforming loans. Nonperforming loans totaled $1.0

million and $1.2 million at June 30, 2004 and 2003, respectively. At June 30, 2004, nonperforming loans were comprised of $843,000 of loans secured by one- to four-family residential real estate and $157,000 of commercial loans. The allowance for loan loss is determined as outlined in the aforementioned "Critical Accounting Policy." To the best of management's knowledge, all known losses as of June 30, 2004, have been recorded.

Deposits increased by $6.0 million, or 4.6%, to a total of $136.8 million at June 30, 2004. The increase in deposits consisted primarily of increases of $3.6 million in certificates of deposit, $2.2 million in money market deposit accounts, and $858,000 in passbook accounts, which were partially offset by a $757,000 decrease in NOW accounts. Growth in deposits was generally used to fund new loan originations.

Shareholders' equity totaled $17.4 million at June 30, 2004, an increase of $1.1 million, or 6.5%, over June 30, 2003 levels. The increase resulted primarily from net earnings of $2.0 million, proceeds from stock option exercises of $78,000 and the effects of $351,000 of amortization related to stock benefit plans, which were partially offset by dividends declared of $944,000, a $296,000 decrease in unrealized gains on available for sale securities and treasury stock purchases of $134,000. During fiscal 2004, the Corporation paid quarterly dividends totaling $.57 per share.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

General. Net earnings were $2.0 million for the fiscal year ended June 30, 2004, a decrease of $51,000, or 2.5%, from fiscal 2003. The decline in earnings resulted primarily from a $466,000 increase in general and administrative expense, which was partially offset by a $215,000 increase in net interest income, a $138,000 decrease in provision for losses on loans and a $102,000 decrease in the provision for federal income taxes.

Net Interest Income. Total interest income was $9.0 million for the fiscal year ended June 30, 2004, a decrease of $622,000, or 6.5%, from fiscal 2003. Interest income on loans totaled $8.1 million in fiscal 2004, a decrease of $129,000, or 1.6%. This decrease was due primarily to a 74 basis point decrease in the average yield, to 6.52% for the fiscal year ended June 30, 2004, which was partially offset by a $10.8 million, or 9.5%, increase in the weighted-average balance of loans outstanding. Interest income on mortgage-backed securities decreased by $184,000, or 47.9%, as a result of a 218 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 17.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $309,000, or 32.2%, due primarily to an $8.0 million, or 30.8%, decrease in the weighted average balance outstanding year to year and an 8 basis point decrease in the average yield, to 3.63% for fiscal 2004.

Interest expense totaled $3.1 million for the fiscal year ended June 30, 2004, a decrease of $837,000, or 21.5%, from the $3.9 million total recorded in fiscal 2003. Interest expense on deposits decreased by $955,000, or 25.0%, due primarily to an 83 basis point decrease in the weighted-average cost of deposits, to 2.14% for fiscal 2004, which was partially offset by a $5.1 million, or 4.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings increased by $118,000, or 166.2%, due primarily to a $4.1 million, or 94.3%, increase in the weighted-average balance outstanding year to year and a 60 basis point increase in the average cost of borrowings, to 2.23% in fiscal 2004. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $215,000, or 3.8%, to a total of $5.9 million for the fiscal year ended June 30, 2004, compared to $5.7 million in fiscal 2003. The interest rate spread increased by 18 basis points to 3.68% in fiscal 2004 from 3.50% in fiscal 2003, and the net interest margin increased by 3 basis points to 3.84% in fiscal 2004 from 3.81% in fiscal 2003.

Provision for Losses on Loans. American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded an $111,000 provision for losses on loans during the fiscal year ended June 30, 2004, a decrease of $138,000, or 55.4%, from fiscal 2003. The decrease in the provision in fiscal 2004 is based upon management's analysis of the loan portfolio including nonperforming assets, as outlined in the "Critical Accounting Policies" There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $705,000 for the fiscal year ended June 30, 2004, a decrease of $40,000, or 5.4%, from the $745,000 recorded in fiscal 2003. The decrease resulted from an $116,000 decrease in gain on sale of investment securities, which was partially offset by a $58,000 gain on sale of office premises and an increase of $18,000, or 3.1%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.7 million for the fiscal year ended June 30, 2004, an increase of $466,000, or 14.2%, over the total recorded in fiscal 2003. The increase resulted primarily from increases of $292,000, or 16.9%, in employee compensation and benefits, $22,000, or 5.4%, in data processing costs, $75,000, or 9.2%, in other operating expense, and $40,000, or 31.0%, in franchise taxes. The increase in employee compensation and benefits was due primarily to normal merit increases and bonuses as well as increased costs related to employee health insurance premiums. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits year to year. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $744,000 for the fiscal year ended June 30, 2004, a decrease of $102,000, or 12.1% from the $846,000 recorded in fiscal 2003. The decrease was due primarily to the $153,000, or 5.3%, decrease in pre-tax earnings and $100,000 of New Markets tax credits. ASB's effective tax rates were 27.0% and 29.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

General. Net earnings amounted to $2.1 million for the fiscal year ended June 30, 2003, an increase of $548,000, or 36.2%, over fiscal 2002. The increase in earnings resulted primarily from a $1.2 million increase in net interest income and a $259,000 increase in other income, which were partially offset by increases of $179,000 in the provision for losses on loans, $200,000 in general, administrative and other expense, and $298,000 in the provision for federal income taxes and the nonrecurring after-tax effects of the negative goodwill resulting from the Waverly acquisition totaling $229,000. The level of income and expense for 2003 includes the effects of the acquisition of Waverly, which was acquired in June 2002 in a transaction accounted for using the purchase method of accounting.

Net Interest Income. Total interest income was $9.6 million for the fiscal year ended June 30, 2003, an increase of $33,000, or .3%, over fiscal 2002. Interest income on loans totaled $8.2 million in fiscal 2003, an increase of $330,000, or 4.2%. This increase was due primarily to a $7.4 million, or 7.0%, increase in the weighted-average balance of loans outstanding, which was partially offset by a 19 basis point decrease in the average yield, to 7.26% for the fiscal year ended June 30, 2003. Interest income on mortgage-backed securities decreased by $29,000, or 7.0%, as a result of a 204 basis point decrease in the average yield, which was partially offset by a $2.9 million, or 41.5%, increase in the weighted-average balance outstanding year to year. Interest income on investment securities and interest-bearing deposits decreased by $268,000, or 21.8%, due primarily to a 103 basis point decrease in the average yield, to 3.71% for fiscal 2003.

Interest expense totaled $3.9 million for the fiscal year ended June 30, 2003, a decrease of $1.2 million, or 23.0%, from the $5.1 million total recorded in fiscal 2002. Interest expense on deposits decreased by $1.1 million, or 22.6%, due primarily to a 113 basis point decrease in the weighted-average cost of deposits, to 2.97% for fiscal 2003, which was partially offset by an $8.4 million, or 7.0%, increase in the weighted-average balance outstanding year to year. Interest expense on borrowings decreased by $48,000, or 40.3%, due primarily to a 73 basis point decrease in the average cost of borrowings, to 1.63% in fiscal 2003 and a $685,000, or 13.6%, decrease in the weighted-average balance outstanding year to year. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.2 million, or 26.6%, to a total of $5.7 million for the fiscal year ended June 30, 2003, compared to $4.5 million in fiscal 2002. The interest rate spread increased by 66 basis points to 3.50% in fiscal 2003 from 2.84% in fiscal 2002, and the net interest margin increased by 58 basis points to 3.81% in fiscal 2003 from 3.23% in fiscal 2002.

Provision for Losses on Loans. As stated previously, American charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by American, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to American's market area, and other factors related to the collectibility of American's loan portfolio. As a result of such analysis, management recorded a $249,000 provision for losses on loans during the fiscal year ended June 30, 2003, an increase of $179,000, or 255.7%, over fiscal 2002. There can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $745,000 for the fiscal year ended June 30, 2003, an increase of $259,000, or 53.3%, over the $486,000 recorded in fiscal 2002. The increase resulted from increase of $125,000 in gain on sale of investment securities year to year and $134,000, or 29.5%, in other operating income. The increase in other operating income was comprised primarily of increases in fees on loans and deposits transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $3.3 million for the fiscal year ended June 30, 2003, an increase of $200,000, or 6.5%, over the total recorded in fiscal 2002. The increase resulted primarily from increases of $149,000, or 9.5%, in employee compensation and benefits, $15,000, or 3.8%, in data processing costs, $10,000, or 1.2%, in other operating expense, and $18,000, or 16.2%, in franchise taxes. The increase in employee compensation and benefits was due primarily to the addition of five employees at the Waverly office and normal merit increases, which were partially offset by a $45,000 decline in expense related to stock benefit plans and an increase in deferred loan costs associated with the increase in lending volume year to year. The increase in data processing was due primarily to system upgrades, as well as increased costs related to American's growth in loans and deposits. The increase in franchise taxes was due primarily to growth in ASB's equity year to year. The increase in other operating expense was due primarily to increased expense associated with the debit card program and pro-rata increases in operating costs due to the Corporation's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $846,000 for the fiscal year ended June 30, 2003, an increase of $298,000, or 54.4%, over the $548,000 recorded in fiscal 2002. The increase was due primarily to the $1.1 million, or 58.7%, increase in pre-tax earnings, which was partially offset by a $100,000 New Markets tax credits. ASB's effective tax rates were 29.1% and 29.9% for the fiscal years ended June 30, 2003 and 2002, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to ASB's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from average monthly balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended June 30,								
	2004			2003			2002		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable	$124,219	$8,102	6.52%	$113,396	$8,231	7.26%	$106,024	$7,901	7.45%
Mortgage-backed securities	11,548	200	1.73	9,828	384	3.91	6,947	413	5.95
Investment securities and other interest-earning assets	17,948	652	3.63	25,929	961	3.71	25,930	1,229	4.74
Total interest-earning assets	153,715	8,954	5.83	149,153	9,576	6.42	138,901	9,543	6.87
Non-interest-earning assets	5,786			2,219			3,728		
Total assets	$159,501			$151,372			$142,629		
Interest-bearing liabilities:									
Deposits	$133,731	2,862	2.14	$128,626	3,817	2.97	$120,212	4,931	4.10
Borrowings	8,459	189	2.23	4,354	71	1.63	5,039	119	2.36
Total interest-bearing liabilities	142,190	3,051	2.15	132,980	3,888	2.92	125,251	5,050	4.03
Non-interest-bearing liabilities	1,837			2,051			4,199		
Total liabilities	144,027			135,031			129,450		
Shareholders' equity	15,474			16,341			13,179		
Total liabilities and shareholders' equity	$159,501			$151,372			$142,629		
Net interest income		$5,903			$5,688			$4,493	
Interest rate spread			3.68%			3.50%			2.84%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.84%			3.81%			3.23%
Average interest-earning assets to average interest-bearing liabilities			108.11%			112.16%			110.90%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected ASB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2004 vs. 2003			2003 vs. 2002		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest-earning assets:						
Loans receivable	$790	$ (919)	$(129)	$579	$ (249)	$ 330
Mortgage-backed securities	67	(251)	(184)	181	(210)	(29)
Investment securities and interest - bearing assets	(295)	(14)	(309)	-	(268)	(268)
Total interest-earning assets	562	(1,184)	(622)	760	(727)	33
Interest-bearing liabilities:						
Deposits	154	(1,109)	(955)	378	(1,492)	(1,114)
Borrowings	67	51	118	(16)	(32)	(48)
Total interest-bearing liabilities	221	(1,058)	(837)	362	(1,524)	(1,162)
Increase in net interest income	$341	$ (126)	$ 215	$398	$ 797	$1,195

ASSET AND LIABILITY MANAGEMENT

American, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As a part of its effort to monitor its interest rate risk, American reviews the reports of the OTS which set forth the application of the "net portfolio value" ("NPV") methodology used by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical changes in market interest rates.

The following table presents, at June 30, 2004 and 2003, an analysis of the interest rate risk of American, as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis point movements in market interest rates. Decreases of greater than 100 basis points are not presented at June 30, 2004 and 2003, due to the low interest rate environment at those dates.

Changes in interest rate (basis points)	Board limit % changes	At June 30, 2004 NPV as a % of PV of Assets Ratio	Change in NPV	At June 30, 2003 NPV as a % of PV of Assets Ratio	Change in NPV
+300	(6)%	$13,980	$(7,835)	9.26%	(256)bp
+200	(6)	16,746	(5,069)	10.45	(137)
+100	(6)	19,464	(2,351)	11.42	(40)
-	-	21,815	-	11.82	-
-100	6	22,672	857	11.60	(22)

The model reflects that American's NPV is more sensitive to an increase in interest rates than a decrease in interest rates. This occurs principally because, as rates rise, the market values of the Savings Bank's investments, adjustable-rate mortgage loans, fixed-rate loans and mortgage-backed securities decline due to the rate increases. The values of the Savings Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

If interest rates rise from current levels, American's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect American's earnings due to diminished loan demand.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they do not all reprice simultaneously and they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind such changes. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of an institution to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. ASB's liquidity, primarily represented by cash and cash equivalents and investment securities available for sale, is a result of the operating, investing and financing activities of American. These activities are summarized below on a consolidated basis for the years ended June 30, 2004, 2003, and 2002:

	Year ended June 30, 2004	2003 (In thousands)	2002
Net cash from operating activities	$ 2,918	$2,229	$1,932
Net cash from investing activities	(14,856)	(4,828)	647
Net cash from financing activities	11,713	2,505	476
Net change in cash and cash equivalents	(225)	(94)	3,055
Cash and cash equivalents at the beginning of the year	7,610	7,704	4,649
Cash and cash equivalents at the end of the year	$ 7,385	$7,610	$7,704

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2004, at market rates:

	Payments due by period				
	Less than 1 year	1 – 3 years	3 -5 years	More than 5 years	Total
	(in thousands)				
Contractual obligations:					
Advances from the Federal Home Loan Bank	$ -	$ 1,000	$ 5,651	$4,248	$ 10,899
Certificates of deposit	14,127	57,958	12,599	-	84,684
	14,127	58,958	18,250	4,248	95,583
Amount of commitments expiration per period					
Commitments to originate loans:					
Home equity lines of credit	797	1,171	2,549	1,283	5,800
Commercial lines of credit	2,800	-	-	-	2,800
Commercial letters of credit	399	-	-	-	399
Non-residential real estate and land loans	6,600	-	-	-	6,600
Total contractual obligations	$24,723	$60,129	$20,799	$5,531	$111,182

It is management's belief that there are no known trends, known demands, commitments or events that are likely to result in a material change in the Corporation's liquidity position.

American is required by OTS regulations to maintain specified minimum amounts of capital. The following table sets forth the amount and percentage level of American's regulatory capital at June 30, 2004, and the minimum requirement amounts. Tangible and core capital are reflected as a percentage of adjusted total assets. Risk-based (or total) capital, which consists of core and supplementary capital, is reflected as a percentage of risk-weighted assets. At June 30, 2004, American met the definition of a "well capitalized" institution under OTS regulations.

	June 30, 2004					
	Regulatory capital		Current requirement		Excess of regulatory capital over current requirement	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Tangible capital	$15,366	9.3%	$2,478	1.5%	$12,888	7.8%
Core capital	$15,366	9.3%	$6,607	4.0%	$ 8,759	5.3%
Risk-based capital	$16,792	16.6%	$8,088	8.0%	$ 8,704	8.6%

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ASB Financial Corp.

We have audited the accompanying consolidated statements of financial condition of ASB Financial Corp. as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Financial Corp. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
August 12, 2004

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2004 and 2003
(In thousands, except share data)

ASSETS	2004	2003
Cash and due from banks	$ 2,078	$ 2,932
Interest-bearing deposits in other financial institutions	5,307	4,678
Cash and cash equivalents	7,385	7,610
Certificates of deposit in other financial institutions	178	173
Investment securities available for sale - at market	12,487	13,005
Mortgage-backed securities available for sale - at market	11,768	12,130
Loans receivable - net of loan loss allowance of $999 and $1,009 at June 30, 2004 and 2003, respectively	129,821	114,919
Office premises and equipment - at depreciated cost	1,814	1,829
Federal Home Loan Bank stock - at cost	1,104	1,061
Accrued interest receivable on loans	336	363
Accrued interest receivable on mortgage-backed securities	50	62
Accrued interest receivable on investments and interest-bearing deposits	130	230
Prepaid expenses and other assets	830	1,050
Prepaid federal income taxes	183	164
Deferred federal income taxes	285	159
Total assets	$166,371	$152,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$136,761	$130,780
Advances from the Federal Home Loan Bank	10,899	4,188
Advances by borrowers for taxes and insurance	180	177
Accrued interest payable	52	72
Other liabilities	1,055	1,179
Total liabilities	148,947	136,396
Commitments	-	-
Shareholders' equity		
Preferred stock, 1,000,000 shares authorized, no par value; no shares issued	-	-
Common stock, 4,000,000 shares authorized, no par value; 1,911,180 and 1,905,614 shares issued at June 30, 2004 and 2003, respectively	-	-
Additional paid-in capital	10,165	9,895
Retained earnings, restricted	9,848	8,782
Shares acquired by stock benefit plans	(126)	(285)
Accumulated comprehensive income, unrealized gains on securities designated as available for sale, net of related tax effects	377	673
Less 250,117 and 243,267 shares of treasury stock at June 30, 2004 and 2003, respectively - at cost	(2,840)	(2,706)
Total shareholders' equity	17,424	16,359
Total liabilities and shareholders' equity	$166,371	$152,755

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended June 30, 2004, 2003 and 2002
(In thousands, except per share data)

	2004	2003	2002
Interest income			
Loans	$8,102	$8,231	$7,901
Mortgage-backed securities	200	384	413
Investment securities	641	936	1,221
Interest-bearing deposits and other	11	25	8
Total interest income	8,954	9,576	9,543
Interest expense			
Deposits	2,862	3,817	4,931
Borrowings	189	71	119
Total interest expense	3,051	3,888	5,050
Net interest income	5,903	5,688	4,493
Provision for losses on loans	111	249	70
Net interest income after provision for losses on loans	5,792	5,439	4,423
Other income			
Gain on sale of office premises	58	-	-
Gain on sale of investment securities	40	156	31
Other operating	607	589	455
Total other income	705	745	486
General, administrative and other expense			
Employee compensation and benefits	2,017	1,725	1,576
Occupancy and equipment	235	198	190
Franchise taxes	169	129	111
Data processing	432	410	395
Other operating	890	815	805
Total general, administrative and other expense	3,743	3,277	3,077
Earnings before income taxes and extraordinary item	2,754	2,907	1,832
Federal income taxes			
Current	694	908	595
Deferred	50	(62)	(47)
Total federal income taxes	744	846	548
Earnings before extraordinary item	2,010	2,061	1,284
Extraordinary item - negative goodwill arising from Waverly acquisition - net of tax effects of $118	-	-	229
NET EARNINGS	**$2,010**	**$2,061**	**$1,513**
EARNINGS PER SHARE			
Basic	**$1.22**	**$1.32**	**$1.00**
Diluted	**$1.18**	**$1.30**	**$.97**

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Net earnings	$2,010	$2,061	$1,513
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $(139), $(38) and $47 in 2004, 2003 and 2002, respectively	(270)	(74)	91
Reclassification adjustment for realized gains included in earnings, net of taxes of $14, $53 and $11 in 2004, 2003 and 2002, respectively	(26)	(103)	(20)
Comprehensive income	$1,714	$1,884	$1,584
Accumulated comprehensive income	$ 377	$ 673	$ 850

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended June 30, 2004, 2003 and 2002
(In thousands, except share data)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plans	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total
Balance at July 1, 2001	$ -	$8,482	$8,393	$(781)	$779	$(2,370)	$14,503
Amortization of expense related to stock benefit plans	-	32	-	244	-	-	276
Net earnings for the year ended June 30, 2002	-	-	1,513	-	-	-	1,513
Cash dividends of $.49 per share	-	-	(754)	-	-	-	(754)
Purchase of treasury shares - at cost	-	-	-	-	-	(260)	(260)
Issuance of shares under stock option plan	-	105	-	-	-	-	105
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	71	-	71
Balance at June 30, 2002	-	8,619	9,152	(537)	850	(2,630)	15,454
Amortization of expense related to stock benefit plans	-	60	-	252	-	-	312
Net earnings for the year ended June 30, 2003	-	-	2,061	-	-	-	2,061
Cash dividends of $1.53 per share	-	-	(2,431)	-	-	-	(2,431)
Purchase of treasury shares - at cost	-	-	-	-	-	(76)	(76)
Issuance of shares under stock option plan	-	1,216	-	-	-	-	1,216
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(177)	-	(177)
Balance at June 30, 2003	-	9,895	8,782	(285)	673	(2,706)	16,359
Amortization of expense related to stock benefit plans	-	192	-	159	-	-	351
Net earnings for the year ended June 30, 2004	-	-	2,010	-	-	-	2,010
Cash dividends of $.57 per share	-	-	(944)	-	-	-	(944)
Purchase of treasury shares - at cost	-	-	-	-	-	(134)	(134)
Issuance of shares under stock option plan	-	78	-	-	-	-	78
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(296)	-	(296)
Balance at June 30, 2004	$ -	$10,165	$9,848	$(126)	$377	$(2,840)	$17,424

The accompanying notes are an integral part of these statements.

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net earnings for the year	$ 2,010	$ 2,061	$ 1,513
Adjustments to reconcile net earnings to net cash from operating activities:			
Amortization of discounts and premiums on loans, investments and mortgage-backed securities - net	233	614	13
Amortization of deferred loan origination fees	27	(62)	(62)
Amortization of expense related to stock benefit plans	351	312	276
Depreciation and amortization	154	127	128
Provision for losses on loans	111	249	70
Gain on sale of office premises	(58)	-	-
Gain on sale of investment securities	(40)	(156)	(31)
Federal Home Loan Bank stock dividends	(43)	(44)	(44)
Loss on sale of real estate acquired through foreclosure	-	4	-
Increase (decrease) in cash, net of acquisition of Waverly Building and Loan Company, due to changes in:			
Accrued interest receivable on loans	(28)	(92)	(35)
Accrued interest receivable on mortgage-backed securities	12	(21)	9
Accrued interest receivable on investments and interest-bearing deposits	100	63	6
Prepaid expenses and other assets	220	(290)	142
Accrued interest payable	(20)	(13)	(44)
Other liabilities	(142)	(128)	(52)
Federal income taxes			
Current	(19)	(333)	90
Deferred	50	(62)	(47)
Net cash provided by operating activities	2,918	2,229	1,932
Cash flows from investing activities:			
Proceeds from maturity of investment securities	9,710	18,229	23,885
Proceeds from sale of investment securities	559	6,629	31
Purchase of investment securities	(10,063)	(17,573)	(23,914)
Purchase of mortgage-backed securities	(5,691)	(9,963)	(3,011)
Principal repayments on mortgage-backed securities	5,498	4,896	4,706
Proceeds from sale of mortgage-backed securities	58	-	-
Purchase of loans	-	(2,750)	(2,000)
Loan principal repayments	36,834	38,907	34,588
Loan disbursements	(51,901)	(42,821)	(34,533)
Purchase of office premises and equipment	(139)	(679)	(11)
Proceeds from sale of office premises	58	-	-
Proceeds from sale of real estate acquired through foreclosure	226	370	-
Increase in certificates of deposit in other financial institutions - net	(5)	(73)	-
Net cash received through acquisition of Waverly Building and Loan Company	-	-	906
Net cash provided by (used in) investing activities	(14,856)	(4,828)	647
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(11,938)	(2,599)	2,579

ASB FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$(11,938)	$(2,599)	$2,579
Cash flows from financing activities:			
Net increase in deposit accounts	5,981	3,816	1,428
Proceeds from Federal Home Loan Bank advances	12,450	2,400	8,300
Repayment of Federal Home Loan Bank advances	(5,739)	(2,435)	(8,334)
Advances by borrowers for taxes and insurance	3	15	(9)
Proceeds from issuance of shares under stock option plan	78	1,216	105
Purchase of treasury stock	(134)	(76)	(260)
Dividends paid on common stock	(926)	(2,431)	(754)
Net cash provided by financing activities	11,713	2,505	476
Net increase (decrease) in cash and cash equivalents	(225)	(94)	3,055
Cash and cash equivalents at beginning of year	7,610	7,704	4,649
Cash and cash equivalents at end of year	$ 7,385	$ 7,610	$7,704
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 764	$ 688	$ 390
Interest on deposits and borrowings	$ 3,071	$ 3,781	$5,094
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (296)	$ (177)	$ 71
Transfers from loans to real estate acquired through foreclosure	$ 352	$ 374	$ -
Loans disbursed upon sale of real estate acquired through foreclosure	$ (126)	$ -	$ -
Fair value of assets received in acquisition of the Waverly Building and Loan Company	$ -	$ -	$5,646
Dividends payable	$ 251	$ 233	$ 199

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASB Financial Corp. (the "Corporation") is a savings and loan holding company whose primary activity is holding the stock of its wholly-owned subsidiary, American Savings Bank, fsb (the "Savings Bank"). The Savings Bank conducts a general banking business in southeastern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

In late June of fiscal 2002, the Savings Bank acquired substantially all of the assets and liabilities of The Waverly Building and Loan Company ("Waverly"). The acquisition was accounted for using the purchase method of accounting. The business combination with Waverly added approximately $5.6 million in assets and $4.6 million in liabilities to the Corporation at June 30, 2002. Consistent with the purchase method of accounting, Waverly's results of operations were not included in the consolidated financial statements for the fiscal year ended June 30, 2002.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Savings Bank, ASB Community Development Corporation and A.S.L. Services, Inc., the Savings Bank's wholly-owned subsidiaries. ASB Community Development Corporation was formed in March 2003 for the purpose of participating in a federal program designed to promote lending in new markets, which in turn provides federal income tax credits to the Savings Bank. All significant intercompany balances and transactions have been eliminated.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

At June 30, 2004 and 2003, the Corporation had designated all investment and mortgage-backed securities as available for sale.

Realized gains and losses on sales of securities are recognized using the specific identification method.

Loans Receivable

Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loan Origination Fees

The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses

It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the Savings Bank's primary lending area. When the collection of a loan becomes doubtful or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans and its evaluation of impairment thereof, such loans are collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, once a collateral-dependent loan becomes more than ninety days delinquent, it is considered to constitute more than a minimum delay in repayment and is evaluated for impairment under SFAS No. 114 at that time.

The Savings Bank's total impaired loans were as follows at June 30:

	2004	2003
	(In thousands)	
Impaired loans with related allowance	$234	$384
Impaired loans with no related allowance	-	-
Total impaired loans	$234	$384

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses (continued)

	2004	2003	2002
		(In thousands)	
Allowance on impaired loans			
Beginning balance	$ 46	$ 46	$ 46
Provision	-	-	-
Ending balance	$ 46	$ 46	$ 46
Average balance of impaired loans	$381	$436	$446
Interest income recognized on impaired loans	$ 15	$ 20	$ 30

The allowance for impaired loans is not included in the Savings Bank's overall allowance for credit losses.

Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value, less estimated selling expenses at the date of acquisition. A real estate loss provision is recorded if the property's fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Federal Income Taxes (continued)

utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance, deferred compensation, and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

Salary Continuation Agreement

The Savings Bank has entered into salary continuation agreements with certain current and former key members of management. These agreements provide for payments of up to fifteen years of compensation under certain circumstances. Recognition of compensation expense related to these salary continuation agreements totaled $36,000 for each of the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Benefit Plans

The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $181,000, $165,000 and $190,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

During fiscal 2003, the Corporation initiated a defined contribution 401(k) plan which provides matching contributions to employees' elective salary deferrals. Substantially all employees over the age of 21 are eligible to participate. Expense related to the 401(k) plan totaled approximately $53,000 and $8,000 for the fiscal years ended June 30, 2004 and 2003, respectively.

The Corporation has a Management Recognition Plan ("MRP" or the "Plan") which provided for awards of 68,558 shares to members of the board of directors and management. Common shares awarded under the MRP vest ratably over a five year period, commencing with the date of the award in fiscal 1996. Expense recognized under the MRP totaled approximately $62,000, $80,000 and $100,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. As of June 30, 2004, all shares under the Corporation's MRP have been awarded. Management currently anticipates a continuing level of MRP expense for each of the next three fiscal years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings Per Share

Basic earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002 is based upon the weighted-average shares outstanding during the year, less 8,128 and 21,979 unallocated ESOP shares during 2003 and 2002, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

	2004	2003	2002
Weighted-average common shares outstanding (basic)	1,666,012	1,561,513	1,512,553
Dilutive effect of assumed exercise of stock options	44,369	27,860	53,177
Weighted-average common shares outstanding (diluted)	**1,710,381**	**1,589,373**	**1,565,730**

Stock Option Plan

During fiscal 1996 the Board of Directors adopted the ASB Financial Corp. Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 225,423 shares, as adjusted, of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 1996, the Corporation granted 197,521 options which currently have an adjusted exercise price of $7.64. The number of options granted and the exercise price have been adjusted to give effect to returns of capital and special dividend distributions paid by the Corporation. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock Option Plan (continued)

		2004	2003	2002
		(In thousands, except per share data)		
Net earnings	As reported	$2,010	$2,061	$1,513
	Pro-forma	$1,989	$2,050	$1,511
Earnings per share				
Basic	As reported	$1.22	$1.32	$1.00
	Pro-forma	$1.19	$1.31	$1.00
Diluted	As reported	$1.18	$1.30	$.97
	Pro-forma	$1.16	$1.29	$.97

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during fiscal 2004 and 2003: dividend yield of 2.3% and 2.9%, respectively; expected volatility of 20.0% for both years; a risk-free interest rate of 4.3% and 3.4%, respectively; and an expected life of ten years for all grants.

A summary of the status of the Corporation's Plan as of June 30, 2004, 2003 and 2002, and changes during the periods ending on those dates is presented below:

	2004		2003		2002	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	77,694	$ 8.89	212,915	$ 7.69	226,672	$7.70
Granted	6,000	26.00	9,712	16.50	-	-
Exercised	(5,566)	9.57	(144,933)	7.64	(13,757)	7.64
Forfeited	-	-	-	-	-	-
Outstanding at end of year	78,128	$10.15	77,694	$ 8.89	212,915	$7.69
Options exercisable at year-end	59,616	$ 7.87	61,982	$ 7.71	204,915	$7.65
Weighted-average fair value of options granted during the year		$11.41		$ 5.28		N/A

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

__Stock Option Plan__ (continued)

The following information applies to options outstanding at June 30, 2004:

Number outstanding	63,616
Range of exercise prices	$7.64 - $8.75
Number outstanding	14,512
Range of exercise prices	$16.50 - $26.00
Weighted-average exercise price	$10.15
Weighted-average remaining contractual life	4.6 years

__Fair Value of Financial Instruments__

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

__Cash and cash equivalents__: The financial statement carrying amounts for cash and cash equivalents are deemed to approximate fair value.

__Certificates of deposit in other financial institutions__: The financial statement carrying amounts for certificates of deposit in other financial institutions are deemed to approximate fair value.

__Investment and mortgage-backed securities__: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

__Loans receivable__: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of NOW accounts, passbook accounts, money market demand accounts and advances by borrowers are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances are estimated using the rates currently offered for similar advances with similar remaining maturities.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At June 30, 2004 and 2003, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30 were as follows:

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents and certificates of deposit	$ 7,563	$ 7,563	$ 7,783	$ 7,783
Investment securities	12,487	12,487	13,005	13,005
Mortgage-backed securities	11,768	11,768	12,130	12,130
Loans receivable	129,887	133,360	114,974	117,421
Federal Home Loan Bank stock	1,104	1,104	1,061	1,061
	$162,809	$166,282	$148,953	$151,400
Financial liabilities				
Deposits	$136,761	$135,711	$130,780	$131,630
Escrow deposits	180	180	177	177
Federal Home Loan Bank advances	10,899	11,031	4,188	4,184
	$147,840	$146,922	$135,145	$135,991

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

Advertising

Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $111,000, $73,000 and $48,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Effects of Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2004 and 2003 are summarized as follows:

	2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available for sale:				
U.S. Government agency obligations	$10,863	$ 4	$192	$10,675
Municipal obligations	881	-	19	862
FHLMC stock	15	935	-	950
	$11,759	$939	$211	$12,487

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Available for sale:				
U.S. Government agency obligations	$11,932	$ 90	$-	$12,022
Municipal obligations	203	5	-	208
FHLMC stock	15	760	-	775
	$12,150	$855	$-	$13,005

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government agency and municipal obligations by contractual term to maturity at June 30 are shown below:

	2004		2003	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in three years or less	$ 2,896	$ 2,866	$ 250	$ 252
Due after three years through five years	2,916	2,909	3,723	4,291
Due after five years	5,932	5,762	8,162	7,687
	$11,744	$11,537	$12,135	$12,230

At June 30, 2004 and 2003, the Corporation had pledged investment securities totaling $5.5 million and $6.3 million, respectively, to secure public and other deposits.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 2004 and 2003 are summarized as follows:

2004	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$ 2,031	$ 10	$ 32	$ 2,009
Government National Mortgage Association participation certificates	1,931	23	20	1,934
Federal National Mortgage Association participation certificates	7,910	13	154	7,769
Collateralized mortgage obligations	55	1	-	56
Total mortgage-backed securities	$11,927	$ 47	$206	$11,768

2003	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available for sale:	(In thousands)			
Federal Home Loan Mortgage Corporation participation certificates	$ 3,593	$ 45	$ 2	$ 3,636
Government National Mortgage Association participation certificates	1,817	69	-	1,886
Federal National Mortgage Association participation certificates	6,468	63	12	6,519
Collateralized mortgage obligations	89	-	-	89
Total mortgage-backed securities	$11,967	$177	$ 14	$12,130

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	June 30, 2004	June 30, 2003
	(In thousands)	
Due within three years	$ 169	$ 14
Due in three to five years	712	532
Due in five to ten years	3,098	1,356
Due in ten to twenty years	1,234	2,296
Due after twenty years	6,714	7,769
	$11,927	**$11,967**

Proceeds from sales of investment securities amounted to $559,000, $6.6 million and $31,000 during the fiscal years ended June 30, 2004, 2003 and 2002, respectively, and resulted in gross realized gains totaling $40,000, $156,000 and $31,000, for those respective periods.

The table below indicates the length of time individual securities had been in a continuous unrealized loss position at June 30, 2004:

Description of securities	Less than 12 months: Number of investments	Fair value	Unrealized losses	12 months or longer: Number of investments	Fair value	Unrealized losses	Total: Number of investments	Fair value	Unrealized losses
	(Dollars in thousands)								
Municipal obligations	5	$ 862	$ 19	-	$-	$-	5	$ 862	$ 19
U.S. Government agency obligations	18	10,675	192	-	-	-	18	10,675	192
Mortgage-backed securities	39	9,778	206	-	-	-	39	9,778	206
Total temporarily impaired securities	62	$21,315	$417	-	$-	$-	62	$21,315	$417

Management has the intent to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach the securities' respective maturity dates.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at June 30 is as follows:

	2004	2003
	(In thousands)	
Residential real estate		
One- to four- family	$79,817	$ 75,737
Multi-family	5,399	6,224
Construction	11,124	5,334
Nonresidential real estate and land	18,694	15,643
Consumer and other	21,516	15,353
	136,550	118,291
Less:		
Undisbursed portion of loans in process	5,536	2,181
Deferred loan origination fees	194	182
Allowance for loan losses	999	1,009
	$129,821	$114,919

The Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprised approximately $85.2 million, or 62%, of the total loan portfolio at June 30, 2004, and $82.0 million, or 69%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southeastern Ohio, thereby impairing collateral values. However, management believes that residential real estate values in the Savings Bank's primary lending area are presently stable.

In the normal course of business, the Savings Bank makes loans to some of its directors, officers and employees. In the opinion of management, such loans are consistent with sound lending practices, are generally on market terms and are within applicable regulatory lending limitations. The aggregate dollar amount of loans outstanding to directors and officers totaled approximately $1.0 million and $911,000 at June 30, 2004 and 2003, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2004	2003	2002
		(In thousands)	
Balance at beginning of year	$1,009	$ 855	$713
Allowance resulting from acquisition of The Waverly Building and Loan Company	-	-	160
Provision for losses on loans	111	249	70
Charge-offs of loans - net of recoveries	(121)	(95)	(88)
Balance at end of year	$ 999	$1,009	$855

NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

As of June 30, 2004, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

Nonperforming loans totaled approximately $1.0 million, $1.2 million and $707,000 at June 30, 2004, 2003 and 2002, respectively.

Interest income that would have been recognized had such nonperforming and nonaccrual loans been performing in accordance with contractual terms totaled approximately $66,000, $58,000 and $44,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at June 30 were comprised of the following:

	2004	2003
	(In thousands)	
Land and improvements	$ 604	$ 639
Construction in progress	5	348
Office buildings and improvements	1,987	1,648
Furniture, fixtures and equipment	1,000	822
	3,596	3,457
Less accumulated depreciation and amortization	1,782	1,628
	$1,814	**$1,829**

NOTE F - DEPOSITS

Deposits consist of the following major classifications at June 30:

Deposit type and weighted-average interest rate	2004	2003
	(In thousands)	
NOW accounts		
2004 - 0.21%	$ 7,706	
2003 - 0.22%		$ 8,463
Passbook		
2004 - 0.84%	11,828	
2003 - 1.10%		10,963
Money market deposit accounts		
2004 - 1.47%	32,543	
2003 - 1.17%		30,319
Total demand, transaction and passbook deposits	52,077	49,745
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2004 - 1.27%	2,949	
2003 - 1.79%		3,958
12 months to 24 months		
2004 - 2.24%	38,570	
2003 - 3.07%		47,058
25 months to 36 months		
2004 - 3.30%	11,591	
2003 - 4.10%		2,754
More than 36 months		
2004 - 4.23%	6,353	
2003 - 4.50%		4,922
Individual retirement accounts		
2004 - 3.14%	17,313	
2003 - 3.49%		16,114
Jumbo accounts		
2004 - 2.62%	7,908	
2003 - 2.94%		6,229
Total certificates of deposit	84,684	81,035
Total deposit accounts	**$136,761**	**$130,780**

At June 30, 2004 and 2003, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $13.9 million and $12.8 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the year ended June 30 is summarized as follows:

	2004	2003 (In thousands)	2002
Passbook	$ 146	$ 221	$ 260
NOW and money market deposit accounts	407	482	567
Certificates of deposit	2,309	3,114	4,104
	$2,862	$3,817	$4,931

Maturities of outstanding certificates of deposit at June 30 are summarized as follows:

	2004	2003
	(In thousands)	
Less than one year	$14,127	$13,442
One to three years	57,958	58,677
Over three years	12,599	8,916
	$84,684	$81,035

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by pledges of certain residential mortgage loans totaling $13.9 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending June 30,	June 30, 2004	June 30, 2003
		(Dollars in thousands)	
1.24%	2004	$ -	$1,000
2.35%	2006	1,000	-
1.37% - 3.55%	2008	4,151	2,188
3.94%	2009	1,500	1,000
4.56%	2011	1,500	-
2.86%-5.11%	2014	2,748	-
		$10,899	$4,188
Weighted-average interest rate		3.12%	1.33%

NOTE H - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30 as follows:

	2004	2003	2002
		(In thousands)	
Federal income taxes computed at statutory rate	$936	$988	$623
Increase (decrease) in taxes resulting from:			
Low income housing investment tax credits	(78)	(78)	(78)
New Markets tax credits	(100)	(100)	-
Nontaxable interest income	(8)	(3)	(3)
Other	(6)	39	6
Federal income tax provision per consolidated financial statements before extraordinary item	$744	$846	$548

The composition of the Corporation's net deferred tax asset at June 30 was as follows:

	2004	2003
	(In thousands)	
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:		
Deferred tax assets:		
General loan loss allowance	$355	$343
Net operating losses of parent	240	-
Deferred compensation	204	529
Stock benefit plans	14	26
Book/tax depreciation	13	4
Total deferred tax assets	826	902
Deferred tax liabilities:		
Percentage of earnings bad debt deduction	-	(38)
Deferred loan origination costs	(74)	(101)
Federal Home Loan Bank stock dividends	(273)	(259)
Unrealized gains on securities designated as available for sale	(194)	(345)
Total deferred tax liabilities	(541)	(743)
Net deferred tax asset	$285	$159

Prior to fiscal 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004 includes approximately $2.1 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $700,000 at June 30, 2004.

NOTE I - LOAN COMMITMENTS

The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2004, the Savings Bank had outstanding commitments to originate loans totaling approximately $6.6 million. In addition, the Savings Bank had unused lines of credit for home equity loans and commercial loans totaling $5.8 million and $2.8 million, respectively. Further, the Savings Bank had outstanding commercial letters of credit totaling $399,000. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.

NOTE J - REGULATORY CAPITAL

The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, described below as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighting factor of 50%.

NOTE J - REGULATORY CAPITAL (continued)

During fiscal 2004, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2004 and 2003, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2004

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$15,366	9.3%	≥$2,478	≥1.5%	≥$ 8,259	≥ 5.0%
Core capital	$15,366	9.3%	≥$6,607	≥4.0%	≥$ 9,910	≥ 6.0%
Risk-based capital	$16,792	16.6%	≥$8,088	≥8.0%	≥$10,111	≥10.0%

As of June 30, 2003

	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$12,852	8.5%	≥$2,260	≥1.5%	≥$7,535	≥ 5.0%
Core capital	$12,852	8.5%	≥$6,028	≥4.0%	≥$9,042	≥ 6.0%
Risk-based capital	$14,204	15.3%	≥$7,422	≥8.0%	≥$9,278	≥10.0%

The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the Savings Bank's ability to meet future minimum regulatory capital requirements.

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP.

The following condensed financial statements summarize the financial position of the Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended June 30, 2004, 2003 and 2002.

ASB FINANCIAL CORP.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003
(In thousands)

ASSETS	2004	2003
Interest-bearing deposits in American Savings Bank, fsb	$ 620	$ 706
Interest-bearing deposits in other financial institutions	874	1,869
Loans receivable	174	164
Loan receivable from ESOP	-	98
Investment in American Savings Bank, fsb	15,743	13,526
Prepaid expenses and other	264	229
Total assets	$17,675	$16,592
LIABILITIES AND SHAREHOLDERS' EQUITY		
Dividends payable	$ 251	$233
Shareholders' equity		
Common stock and additional paid-in capital	10,165	9,895
Retained earnings	9,848	8,782
Shares acquired by stock benefit plans	(126)	(285)
Treasury shares - at cost	(2,840)	(2,706)
Unrealized gains on securities designated as available for sale, net	377	673
Total shareholders' equity	17,424	16,359
Total liabilities and shareholders' equity	$17,675	$16,592

ASB FINANCIAL CORP.
STATEMENTS OF EARNINGS
Years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Revenue			
Interest income	$ 22	$ 117	$ 185
Gain on sale of investments	-	95	-
Equity in earnings of American Savings Bank, fsb	2,162	2,001	1,458
Total revenue	2,184	2,213	1,643
General and administrative expense	169	120	101
Earnings before income taxes	2,015	2,093	1,542
Federal income taxes	5	32	29
NET EARNINGS	$2,010	$2,061	$1,513

NOTE K - CONDENSED FINANCIAL STATEMENTS OF ASB FINANCIAL CORP. (continued)

ASB FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2004, 2003 and 2002
(In thousands)

	2004	2003	2002
Cash flows from operating activities:			
Net earnings for the year	$2,010	$2,061	$1,513
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Gain on sale of investments	-	(95)	-
Amortization of premiums and discounts on loans and investment securities - net	-	-	(2)
(Undistributed earnings of) excess distributions from consolidated subsidiary	(2,217)	999	(1,458)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	2	(134)	50
Deferred federal income taxes	-	-	(1)
Other liabilities	18	(97)	13
Net cash provided by (used in) operating activities	(187)	2,734	115
Cash flows provided by (used in) investing activities:			
Proceeds from repayment of loan	98	161	140
Proceeds from return of capital on investment securities	-	-	21
Proceeds from sale of investment securities	-	1,244	-
Loan principal repayments	40	942	151
Loan disbursements	(50)	(768)	-
Net cash provided by investing activities	88	1,579	312
Cash flows provided by (used in) financing activities:			
Checks issued in excess of bank balance	-	(1,625)	592
Proceeds from exercise of stock options	78	1,216	105
Payment of dividends on common stock	(926)	(2,431)	(754)
Purchase of treasury shares	(134)	(76)	(260)
Net cash used in financing activities	(982)	(2,916)	(317)
Net increase (decrease) in cash and cash equivalents	(1,081)	1,397	110
Cash and cash equivalents at beginning of year	2,575	1,178	1,068
Cash and cash equivalents at end of year	**$1,494**	**$2,575**	**$1,178**

OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY DEVELOPMENT CORP.

The following condensed financial statements summarize the financial position of ASB Community Development Corp. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the fiscal years ended June 30, 2004, 2003 and 2002.

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003
(In thousands)

ASSETS	2004	2003
Interest-bearing deposits in American Savings Bank, fsb	$ 123	$1,899
Loans receivable	1,928	102
Prepaid expenses and other	9	-
Total assets	$2,060	$2,001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ -	$ -
Shareholders' equity		
Common stock and additional paid-in capital	2,000	2,000
Retained earnings	60	1
Total shareholders' equity	2,060	2,001
Total liabilities and shareholders' equity	$2,060	$2,001

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF EARNINGS
Years ended June 30, 2004 and 2003
(In thousands)

	2004	2003
Revenue		
Interest income	$ 59	$ 1
Other income	1	-
Total revenue	60	1
General and administrative expenses	1	-
Earnings before income taxes	59	1
Federal income taxes	-	-
NET EARNINGS	$ 59	$ 1

NOTE L - CONDENSED FINANCIAL STATEMENTS OF ASB COMMUNITY DEVELOPMENT CORP. (continued)

ASB COMMUNITY DEVELOPMENT CORP.
STATEMENTS OF CASH FLOWS

Years ended June 30, 2004 and 2003
(In thousands)

	2004	2003
Cash flows from operating activities:		
Net earnings for the year	$ 59	$ 1
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Increase (decrease) in cash due to changes in:		
Prepaid expenses and other assets	(9)	-
Net cash provided by operating activities	50	1
Cash flows provided by (used in) investing activities:		
Loan principal repayments	90	-
Loan disbursements	(1,916)	(102)
Net cash used in investing activities	(1,826)	(102)
Cash flows provided by (used in) financing activities:		
Issuance of common stock	-	1
Additional capital paid in	-	1,999
Net cash provided by financing activities	-	2,000
Net increase (decrease) in cash and cash equivalents	(1,776)	1,899
Cash and cash equivalents at beginning of year	1,899	-
Cash and cash equivalents at end of year	$ 123	$1,899

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended June 30, 2004 and 2003. Certain amounts, as previously reported, have been reclassified to conform to the 2004 presentation.

	Three Months Ended			
	September 30,	December 31,	March 31,	June 30,
2004:	(In thousands, except per share data)			
Total interest income	$2,194	$2,222	$2,293	$2,245
Total interest expense	740	723	808	780
Net interest income	1,454	1,499	1,485	1,465
Provision for losses on loans	23	28	31	29
Other income	211	170	134	190
General, administrative and other expense	944	981	983	835
Earnings before income taxes	698	660	605	791
Federal income taxes	197	149	155	243
Net earnings	$ 501	$ 511	$ 450	$ 548
Earnings per share				
Basic	$.30	$.31	$.27	$.34
Diluted	$.29	$.30	$.26	$.33

NOTE L - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

2003:	Three Months Ended September 30,	December 31,	March 31,	June 30,
	(In thousands, except per share data)			
Total interest income	$2,474	$2,416	$2,304	$2,382
Total interest expense	1,079	993	919	897
Net interest income	1,395	1,423	1,385	1,485
Provision for losses on loans	-	124	45	80
Other income	133	147	179	286
General, administrative and other expense	837	675	841	924
Earnings before income taxes	691	771	678	767
Federal income taxes	203	255	173	215
Net earnings	$ 488	$ 516	$ 505	$ 552
Earnings per share				
Basic	$.32	$.35	$.32	$.33
Diluted	$.31	$.34	$.32	$.33

ASB FINANCIAL CORP.
DIRECTORS AND OFFICERS

Robert M. Smith President and Chief Executive Officer American Savings Bank, fsb	Director and President
Gerald R. Jenkins Retired President and Chief Executive Officer American Savings Bank, fsb	Director
William J. Burke Director and Chief Executive Officer OSCO Industries, Inc.	Director
Larry F. Meredith Retired School Administrator	Director
Louis M. Schoettle, M.D. Physician Retired	Director
Christopher H. Lute Director and Chief Executive Officer Lute Supply, Inc.	Director
Jack A. Stephenson Vice President American Savings Bank, fsb	Vice President
Michael L. Gampp Chief Financial Officer and Vice President American Savings Bank, fsb	Chief Financial Officer
M. Kathryn Fish Secretary American Savings Bank, fsb	Secretary
Carlisa R. Baker Treasurer American Savings Bank, fsb	Treasurer

AMERICAN SAVINGS BANK, fsb
DIRECTORS AND OFFICERS

Robert M. Smith	Director, President and CEO
Gerald R. Jenkins	Director
William J. Burke	Director
Larry F. Meredith	Director
Louis M. Schoettle, M.D.	Director
Christopher Lute	Director
Jack A. Stephenson	Vice President
Michael L. Gampp	Chief Financial Officer and Vice President
Carlisa R. Baker	Treasurer
M. Kathryn Fish	Secretary

SHAREHOLDER SERVICES

Illinois Stock Transfer Company serves as transfer agent and dividend distributing agent for ASB's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606-6905
(312)427-2953

ANNUAL MEETING

The Annual Meeting of Shareholders of ASB Financial Corp. will be held on October 27, 2004, at 11:00 a.m., local time, at the Shawnee State Park Resort and Conference Center, 4404B State Route 125, West Portsmouth, Ohio 45663. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of ASB's Annual Report on Form 10-KSB, excluding exhibits, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

American Savings Bank, fsb
503 Chillicothe Street
Portsmouth, Ohio 45662
Attention: Robert M. Smith, President